March 9, 2007

Mr. David Marshall
Chief Executive Officer
Santa Monica Media Corp.
9229 Sunset Boulevard, Suite 505
Los Angeles, CA 90069

> **Re:** **Santa Monica Media Corp.**
> **Amendment No. 9 to Registration Statement on**
> **Form S-1**
> **File No. 333-128384**
> **Filed February 16, 2006**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 30%. Please revise to include a separate risk factor to highlight the fact that the noted change makes your blank check company different from those currently in the market. In the proposed business section, please revise to discuss the reasons behind this change so that investors can understand the company's position when making an investment.

2. In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

3. We note the disclosure concerning members of management's prior performance. When disclosing such performance, please revise to clarify that there is no guarantee that management would achieve similar results with you and that investors should not place undue reliance on such previous results. Also, clarify that the experience of previously associated entities are a result of many other factors including the noted management members' efforts.

4. We note the disclosure on page 65 that the private placement warrants must be exercised privately and that "it has agreed to the forgoing restriction on the exercisability of its private placement warrants." It is not clear if the privately placed warrants are not exercisable when there is no current prospectus or if the holders only agreed not to exercise such warrants. Please revise to clarify.

Financial Statements, page F-1

5. Please revise your disclosures in MD&A and in the footnotes to the financial statements to address the classification of the unit warrants under EITF 00-19. If true, state that: (i) the warrants may expire unexercised and unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: David L. Ficksman, Esq.
        Fax: (310) 201-4746